2004 | **First Midwest Bancorp**

Lehman Brothers

2004 Financial Services Conference

September 13, 2004

Safe Harbor Statement

This presentation may contain forward-looking statements regarding financial performance, business prospects, growth and operating strategies. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements as a result of known and unknown risks, uncertainties and other factors, including those identified in First Midwest's Form 10-K and other Securities and Exchange Commission filings, copies of which will be made available upon request. With the exception of fiscal year end information previously included in First Midwest's Form 10-Ks, the information contained herein is unaudited.   First Midwest undertakes no duty to update the contents of this presentation.

Year-To-Date Performance

	6/30/04	6/30/03	% Change
Net Income	$ 48,744	$ 47,377	2.9 %
Diluted EPS	$ 1.04	$ 1.01	3.0 %
Return on Average Assets	1.43%	1.56%	- 8.3 %
Return on Average Equity	18.56%	18.90%	- 1.8 %
Net Interest Margin	3.89%	4.03%	- 3.5 %
Efficiency Ratio	50.21%	49.54%	1.4 %
Nonperforming Assets Ratio	.70%	.61%	14.8 %

Full Year Highlights

	2003	2002	**% Change**
Net Income	$ 92,778	$ 90,150	2.9 %
Diluted EPS	$ 1.97	$ 1.86	5.9 %
Return on Average Assets	1.50 %	1.53 %	- 2.0 %
Return on Average Equity	18.28 %	18.82 %	- 2.9 %
Net Interest Margin	3.99 %	4.28 %	- 6.8 %
Efficiency Ratio	48.32 %	48.20 %	.2 %
Nonperforming Assets Ratio	.71 %	.53 %	34.0 %

2003 Full Year Peer Comparison

	First Midwest	Peer[1]
Return On Assets	1.50%	1.23%
Return On Equity	18.28%	14.82%
Nonperforming Asset Ratio[2]	0.71%	1.04%
Efficiency Ratio	48.32%	59.58%

(1) Represents 12/31/03 median values as obtained from SNL DataSource for 15 Midwest Peers ranging in asset size from $3.9 billion-$11.4 billion

(2) Represents the ratio of nonperforming assets to loans plus foreclosed real estate

Chicago's Premier Independent Banking Company

I.   Superior Long Term Financial Performance

II.   The Five Principal Causes

III. Demonstrated Performance In A Competitive Marketplace

I. Superior Long Term Financial Performance

Performance Accomplishments

Since 1992[1]	Change
Growth In Assets ($2,297,220 to $6,906,658)	**301%**
Return On Assets (0.78% to 1.50%)	**197%**
Nonperforming Asset Ratio[2] (2.63% to 0.71%)	**(73%)**
Efficiency Ratio[3] (63.04% to 48.32%)	**(23%)**

(1) No adjustments made to historical data for acquisitions that were accounted for as pooling-of-interests
(2) Represents the ratio of nonperforming assets to loans plus foreclosed real estate
(3) Comparable numbers only available for 1994-2003

Earnings and Shareholder Value Trends

Since 1992[1]	CAGR
Earnings Per Share ($)	11.2%
Market Capitalization ($ million) ($243 to $1,500)	16.5%
Dividends Per Share ($0.22 to $0.79)	11.2%

(1) No adjustments made to historical data for acquisitions that were accounted for as pooling-of-interests

II. The Five Principal Causes

1. Dedication To Our Corporate Mission

- **Relationship Driven**

- **Client Faced**

- **Needs Based**

- **Focused On Value Creation**

2. Unique Relationship Management Approach

+ **Focused Line of Business Structure**

+ **Relationship Manager Driven**

+ **Integrated Need Satisfaction Approach**

+ **Aggressive Sales Management Discipline**

3. Focused Management Process

- **Tenured**

- **Aligned**

- **Research Based**

- **Planning Driven**

- **Succession Conscious**

4. Control Driven

- **Disciplined Credit Culture**

    - **Seasoned Credit Administration**

    - **Diversified Portfolio Risk**

    - **Local Market Focus**

    - **Rigorous Remediation Process**

4. Control Driven (cont.)

- **Operational Efficiency Emphasis**

    - **Continuous Business Process Improvement**

    - **Rigorous Vendor Management**

    - **Strong Financial Analysis**

    - **Disciplined Distribution Strategy**

5. Focused Treasury Management

- **Flexible Balance Sheet Positioning**

- **Broadened Funding Access**

- **Experienced Portfolio Management**

- **Rigorous Simulation Discipline**

III. Demonstrated Performance In a Dynamic Marketplace

Marketplace Dynamics

	FMB Metro Chicago Footprint [1]	Illinois	United States
2003-2008 Population Growth	11.2%	3.2 %	5.3 %
Average HH Income	$89,796	$65,893	$60,600
Average Net Worth	$112,176	$101,796	$98,869
% Homeowners	77%	64%	61%
Median Housing Value	$157,879	$117,637	$106,966

Source: Branchsource Online 2000 Census

(1) FMB Chicago footprint defined as the DuPage, Lake, Will and McHenry Counties.

Marketplace Opportunity

Retail Deposits [1]	**$41 billion**
Retail Loans [1]	**$53 billion**
Commercial Deposits [2]	**$14 billion**
Commercial Loans [2]	**$20 billion**
Trust Assets [2]	**$42 billion**

Source: Claritas I-xpress, Branchsource and Internal data sources

(1) Within 3 miles of FMB branches/offices

(2) Counties served by FMB where branches located: Lake, Cook, Will, McHenry, Kane

First Midwest's Chicagoland Marketplace Presence

- **184,000 Retail Households**

- **19,000 Business Households**
    - **5,000 Middle Market**
    - **14,000 Small Business**

- **6,700 Investment Clients**

- **1,800 Asset Management Households**

Retail Sales:

Customized Financial Service Offerings For Every Branch

- **Consistent Foundation**
  - **Needs Based Relationship Philosophy**
  - **Research Driven**
  - **Multichannel Approach**

- **Customized Branch Strategies**
  - **Unique Financial Services Consumption Patterns**
  - **Tailored Outbound Calling Efforts**

Commercial Sales:
Unique Interdisciplinary Approach

✦ **Multiple Competitive Advantages**

  ✦ **Comprehensive Sales Effort**

  ✦ **Tenured Market Presence**

  ✦ **Strategic Client Relationship Management Plans:**

   ✦ **Lending Solutions**   ✦ **401 (k) Assistance**

   ✦ **Cash Management**   ✦ **Business Succession**

   ✦ **Employee Benefit Consulting**   ✦ **Retail Employee Programs**

WE <u>ARE</u> COMPETING

A First Half Snapshot

Middle Market Business Successes

- **14% Loan Growth**

- **Loan Pipelines Up 30%**

- **500 Strategic Relationship Plans Delivered**

- **3,000 Client / Prospect Calls Per Month**

- **100 Dedicated Relationship Managers**

Small Business Successes

- **2001 Startup**

- **$6,000,000 Loan Sales / Month**

- **$110,000,000 Outstandings**

- **700 Client / Prospect Calls Per Month**

- **20 Dedicated Relationship Managers**

Retail Successes

- **Home Equity Lending +14%**

- **Transactional Account Openings +10%**

- **Plastic Transactions Up 23%**

- **Electronic Banking Up 57%**

- **Outbound Calling 4,000 / Month**

Trust/Asset Management Business Successes

- **Revenues Up 13%**

- **Profitability Strong**

- **400 Client / Prospect Calls Per Month**

- **25 Relationship Managers**

- **Product Offerings Expanding**

Looking Forward

A Wealth Of Opportunities

- **Solid Financial Foundation**

- **Huge Market Potential**

- **Valuable Client Base**

- **Broad Based Momentum**

- **Distinctive Competitive Niche**

- **Competitor Flux**

- **Acquisition Opportunities**

We Will Continue To:

- **Exploit** Our Opportunities

- **Leverage** Our Momentum

- **Focus** On Our Mission

Thank You

We Invite Your Questions

Addendum

First Midwest Mission

We are in the business of *helping clients achieve financial success throughout their economic life*. We do so by focusing on the broad range of their *financial needs* and delivering *quality services* that truly fulfill those needs.

We believe that only if *each of us,* those dealing directly with clients as well as those who support client contact people, *assumes personal responsibility for the financial success of every client* we come in contact with, will their success be assured.

We further believe that in fulfilling clients' financial needs we are creating *significant value* for them while at the same time *creating value* for ourselves and the company.

The financial success of our clients, thusly, will define our success as well as the company.

To Request Additional Information Please Contact:

John M. O'Meara
President and CEO
First Midwest Bancorp, Inc.
300 Park Blvd., Suite 400
Itasca, Illinois 60143
P (630) 875-7201
F (630) 875-7393
john.o'meara@firstmidwest.com

Michael L. Scudder
EVP, Chief Financial Officer
First Midwest Bancorp, Inc.
300 Park Blvd., Suite 400
Itasca, Illinois 60143
P (630) 875-7283
F (630) 875-7369
mike.scudder@firstmidwest.com

Steven H. Shapiro
EVP, Corporate Secretary
First Midwest Bancorp, Inc.
300 Park Blvd., Suite 400
Itasca, Illinois 60143
P (630) 875-7345
F (630) 875-7360
steve.shapiro@firstmidwest.com

Selected Financial Information

First Midwest Bancorp, Inc.

Selected Financial Information
(Amounts in thousands, except per share data)

	2004			2003					2002			2001
	June 30/YTD	2nd Quarter	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	Dec. 31/YTD
Period-End Balance Sheet												
Total assets	$ 6,834,285	$ 6,834,285	$ 6,848,701	$ 6,906,658	$ 6,906,658	$ 6,299,237	$ 6,455,651	$ 6,050,593	$ 5,980,533	$ 5,980,533	$ 6,073,530	$ 5,667,919
Securities HTM - amortized cost	61,679	61,679	66,208	67,446	67,446	62,469	89,955	77,878	69,832	69,832	59,275	65,584
Securities HTM - fair market value	61,727	61,727	66,257	67,513	67,513	62,571	90,096	78,344	69,987	69,987	62,571	65,747
Securities AFS - fair market value	2,062,707	2,062,707	2,139,140	2,229,650	2,229,650	2,195,138	2,371,459	2,094,071	2,021,767	2,021,767	2,158,670	1,795,250
Mortgages held for sale	6,055	6,055	11,649	9,620	9,620	18,142	19,866	18,160	18,521	18,521	15,670	15,240
Loans:												
Commercial	1,113,493	1,113,493	1,066,446	1,052,117	1,052,117	985,527	990,423	936,436	897,845	897,845	914,531	827,281
Agricultural	101,062	101,062	99,384	94,983	94,983	87,378	83,182	82,134	91,381	91,381	87,590	87,188
Real estate - commercial	1,440,770	1,440,770	1,464,150	1,393,420	1,393,420	1,033,101	1,023,487	1,012,250	1,019,989	1,019,989	990,526	998,857
Real estate - construction	448,454	448,454	436,802	453,429	453,429	384,982	381,439	376,715	344,509	344,509	317,136	314,993
Real estate - 1-4 family	162,267	162,267	163,383	170,245	170,245	116,453	129,428	128,401	138,302	138,302	155,090	196,741
Direct consumer	557,561	557,561	548,690	543,161	543,161	515,435	506,995	501,969	504,048	504,048	513,902	495,941
Indirect consumer	349,622	349,622	335,812	352,427	352,427	365,336	384,038	401,376	410,772	410,772	419,618	451,305
Total loans	4,173,229	4,173,229	4,114,667	4,059,782	4,059,782	3,488,212	3,498,992	3,439,281	3,406,846	3,406,846	3,398,393	3,372,306
Other Assets:												
Other earning assets	3,320	3,320	1,541	5,789	5,789	1,172	1,122	875	11,745	11,745	5,036	4,334
Total earning assets	6,306,990	6,306,990	6,333,205	6,372,287	6,372,287	5,765,133	5,981,394	5,630,265	5,528,711	5,528,711	5,637,044	5,252,714
Corporate owned life insurance	148,932	148,932	147,688	146,421	146,421	145,067	143,884	142,658	141,362	141,362	139,902	135,280
Intangibles:												
Goodwill	84,427	84,427	84,427	83,735	83,735	34,806	34,806	16,397	16,397	16,397	16,397	16,397
Other intangibles	13,231	13,231	13,763	15,533	15,533	874	892	-	-	-	373	1,313
Total intangibles	97,658	97,658	98,190	99,268	99,268	35,680	35,698	16,397	16,397	16,397	16,770	17,710
Deposits:												
Demand deposits	895,288	895,288	867,342	859,080	859,080	847,617	858,040	805,142	789,392	789,392	803,499	738,175
Interest bearing deposits	3,997,314	3,997,314	3,921,470	3,956,028	3,956,028	3,618,902	3,669,363	3,390,326	3,383,562	3,383,562	3,456,263	3,455,746
Total deposits	4,892,602	4,892,602	4,788,812	4,815,108	4,815,108	4,466,519	4,527,403	4,195,468	4,172,954	4,172,954	4,259,762	4,193,921
Fed funds purchased and repurchase agreements	719,778	719,778	792,408	879,709	879,709	804,921	787,510	752,895	662,408	662,408	663,846	701,851
Other borrowed funds	530,975	530,975	531,124	491,963	491,963	365,000	525,000	525,000	575,000	575,000	575,000	270,000
Subordinated debt - trust preferred securities	127,547	127,547	129,785	128,716	128,716	-	-	-	-	-	-	-
Common equity	$ 506,901	$ 506,901	$ 524,129	$ 522,540	$ 522,540	$ 509,153	$ 508,004	$ 492,822	$ 491,953	$ 491,953	$ 497,336	$ 447,267
Average Balance Sheet												
Total assets	$ 6,846,888	$ 6,907,292	$ 6,786,430	$ 6,199,699	$ 6,244,093	$ 6,333,531	$ 6,208,921	$ 6,005,885	$ 5,901,898	$ 5,997,371	$ 5,992,181	$ 5,749,389
Securities - HTM taxable	11,850	11,826	11,874	13,378	12,851	13,464	13,571	13,675	43,310	50,428	46,079	23,829
Securities - HTM tax-exempt	55,052	55,812	54,293	61,157	46,244	67,809	71,380	59,266	54,900	44,179	59,110	66,459
Securities - AFS taxable	1,379,645	1,394,223	1,365,068	1,466,925	1,470,961	1,486,239	1,470,459	1,439,538	1,463,643	1,502,245	1,513,220	1,391,278
Securities - AFS tax-exempt	701,457	693,549	709,365	656,624	703,107	700,135	644,152	577,242	476,946	489,370	471,999	478,361
Total loans	4,105,390	4,154,750	4,056,031	3,465,877	3,501,597	3,488,136	3,464,117	3,408,390	3,382,508	3,395,872	3,391,423	3,349,890
Other earning assets	29,911	51,033	8,788	30,372	14,285	54,090	30,729	22,210	19,465	23,075	26,607	19,621
Total earning assets	6,283,305	6,361,193	6,205,419	5,694,333	5,749,045	5,809,873	5,694,408	5,520,321	5,440,772	5,505,169	5,508,438	5,329,438
Deposits:												
Demand deposits	867,600	881,595	853,606	806,777	828,093	832,518	794,815	770,770	744,295	777,895	752,159	689,394
Savings	646,168	655,872	636,465	498,798	506,242	508,979	499,735	479,835	454,588	466,508	460,019	435,575
NOW accounts	755,004	754,442	755,568	662,331	720,141	687,389	630,916	609,381	600,924	600,461	590,701	409,608
Super NOW's	161,605	198,544	124,665	151,662	132,780	204,924	151,007	117,180	122,710	142,252	166,970	92,192
Money markets	744,770	737,458	752,082	616,868	690,861	650,963	588,490	535,073	552,440	535,429	548,053	572,973
Core transactional deposits	3,175,147	3,227,911	3,122,386	2,736,436	2,878,117	2,884,773	2,664,963	2,512,239	2,474,957	2,522,545	2,517,902	2,199,742
Time deposits > $100,000	507,903	530,132	485,675	528,219	497,339	535,237	549,788	530,803	599,653	577,551	607,307	689,638
Time deposits < $100,000	1,164,215	1,161,496	1,166,933	1,071,542	1,031,237	1,078,550	1,081,330	1,095,683	1,139,364	1,113,063	1,142,306	1,281,519
Total time deposits	1,672,118	1,691,628	1,652,608	1,599,761	1,528,576	1,613,787	1,631,118	1,626,486	1,739,017	1,690,614	1,749,613	1,971,157
Total deposits	4,847,265	4,919,539	4,774,994	4,336,197	4,406,693	4,498,560	4,296,081	4,138,725	4,213,974	4,213,159	4,267,515	4,170,899
FFP, repos, other borrowed funds	1,286,167	1,294,370	1,277,965	1,276,616	1,204,869	1,273,420	1,332,278	1,296,945	1,150,028	1,217,538	1,172,760	1,066,674
Subordinated debt - trust preferred securities	128,500	128,271	128,728	15,515	61,560	-	-	-	-	-	-	-
Total funding sources	6,261,932	6,342,180	6,181,687	5,628,328	5,673,122	5,771,980	5,628,359	5,435,670	5,364,002	5,430,697	5,440,275	5,237,573
Common equity	528,185	518,388	537,982	507,580	516,545	502,822	509,565	501,273	479,105	497,503	487,493	459,232

Note: See the "Source of Information" Section Located at the End of this Document for a Discussion of the Data Included Herein.

	2004			2003					2002			2001
	YTD/June 30	2nd Quarter	1st Quarter	YTD/Dec. 31	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	YTD/Dec. 31	4th Quarter	3rd Quarter	YTD/Dec. 31
Income Statement												
Interest income	$ 153,934	$ 76,545	$ 77,389	$ 291,067	$ 71,668	$ 71,309	$ 73,525	$ 74,565	$ 329,664	$ 78,221	$ 83,259	$ 385,218
Interest expense	40,997	20,497	20,500	81,313	18,706	19,302	20,881	22,424	110,910	25,468	27,801	180,838
Net interest income	112,937	56,048	56,889	209,754	52,962	52,007	52,644	52,141	218,754	52,753	55,458	204,380
Loan loss provision	4,333	2,405	1,928	10,805	3,075	2,660	2,540	2,530	15,410	4,235	3,020	19,084
Service charges on deposit accounts	13,282	7,041	6,241	27,924	7,269	7,296	7,078	6,281	25,362	6,948	6,439	24,148
Trust revenue	6,000	3,038	2,962	10,810	2,727	2,762	2,768	2,553	10,309	2,507	2,543	10,445
Card-based fees	4,495	2,349	2,146	8,336	1,971	2,088	2,196	2,081	7,895	2,016	1,997	7,452
Corporate owned life insurance	2,511	1,244	1,267	5,059	1,354	1,183	1,226	1,296	6,728	1,460	1,831	8,190
Security gains, net	4,602	2,663	1,939	2,988	202	(615)	3,335	66	460	427	9	790
Gains/(losses) on early extinguishment of debt	(2,653)	(1,413)	(1,240)	(6,025)	(3,018)	(3,007)	-	-	-	-	-	
Other income	8,255	4,185	4,070	25,078	8,914	6,065	4,612	5,487	16,237	4,220	4,070	17,841
Total noninterest income	36,492	19,107	17,385	74,170	19,419	15,772	21,215	17,764	66,991	17,578	16,889	68,866
Salaries and benefits	43,871	21,755	22,116	84,284	21,241	21,618	21,413	20,012	80,626	19,833	21,017	76,780
Occupancy and equipment	12,375	6,030	6,345	22,487	5,650	5,720	5,526	5,591	22,067	5,462	5,638	21,997
Foreclosed property expense	643	397	246	636	240	100	144	152	1,638	466	409	300
Goodwill amortization	-	-	-	-	-	-	-	-	-	-	-	2,160
Other intangibles amortization	1,066	533	533	38	19	19	-	-	1,313	374	383	803
Acquisition and restructure charges	650	-	650	2	2	-	-	-	-	-	-	-
Other expenses	21,577	11,262	10,315	42,005	9,957	10,094	10,871	11,083	42,408	9,561	10,659	43,316
Total noninterest expense	80,182	39,977	40,205	149,452	37,109	37,551	37,954	36,838	148,052	35,696	38,106	145,356
Pre-tax earnings	64,914	32,773	32,141	123,667	32,197	27,568	33,365	30,537	122,283	30,400	31,221	108,806
Income taxes	16,170	8,061	8,109	30,889	7,998	6,366	8,718	7,807	32,133	7,934	8,542	26,668
Net income	$ 48,744	$ 24,712	$ 24,032	$ 92,778	$ 24,199	$ 21,202	$ 24,647	$ 22,730	$ 90,150	$ 22,466	$ 22,679	$ 82,138
Basic earnings per share	$ 1.05	$ 0.53	$ 0.52	$ 1.99	$ 0.52	$ 0.46	$ 0.53	$ 0.48	$ 1.88	$ 0.47	$ 0.47	$ 1.64
Diluted earnings per share	$ 1.04	$ 0.53	$ 0.51	$ 1.97	$ 0.52	$ 0.45	$ 0.53	$ 0.48	$ 1.86	$ 0.47	$ 0.47	$ 1.63
Weighted average shares outstanding	46,569	46,577	46,560	46,671	46,576	46,553	46,583	46,978	48,074	47,425	47,839	50,057
Weighted average diluted shares outstanding	46,964	46,976	46,953	46,982	46,944	46,890	46,871	47,229	48,415	47,714	48,146	50,401
Tax equivalent adjustment [1]	$ 9,272	$ 4,608	$ 4,664	$ 17,642	$ 4,640	$ 4,680	$ 4,400	$ 3,922	$ 14,014	$ 3,700	$ 3,244	$ 14,237
Net interest income (FTE) [1]	$ 122,209	$ 60,656	$ 61,553	$ 227,396	$ 57,602	$ 56,687	$ 57,044	$ 56,063	$ 232,768	$ 56,453	$ 58,702	$ 218,617
Stock and related per share data:												
Book value	$ 10.87	$ 10.87	$ 11.26	$ 11.22	$ 11.22	$ 10.94	$ 10.92	$ 10.58	$ 10.42	$ 10.42	$ 10.44	$ 9.18
Tangible book value	8.78	8.78	9.15	9.09	9.09	10.17	10.15	10.23	10.07	10.07	10.09	8.82
Dividends declared per share	0.44	0.22	0.22	0.79	0.22	0.19	0.19	0.19	0.70	0.19	0.17	0.65
Market price - period high	36.03	36.03	34.29	32.80	32.80	31.45	29.87	28.12	32.16	28.79	30.13	29.81
Market price - period low	31.13	32.33	31.13	24.89	29.61	28.53	25.55	24.89	23.34	23.80	23.34	20.65
Closing price at period end	$ 35.21	$ 35.21	$ 34.22	$ 32.43	$ 32.43	$ 29.71	$ 28.81	$ 25.81	$ 26.71	$ 26.71	$ 26.86	$ 29.19
Closing price to book value	3.2	3.2	3.0	2.9	2.9	2.7	2.6	2.4	2.6	2.6	2.6	3.2
Period end shares outstanding	46,632	46,632	46,537	46,581	46,581	46,551	46,534	46,582	47,206	47,206	47,616	48,725
Period end treasury shares	10,295	10,295	10,390	10,346	10,346	10,376	10,393	10,345	9,721	9,721	9,311	8,202
Number of shares repurchased	162	-	162	842	-	52	123	667	1,687	417	385	2,604
Common dividends	$ 20,529	$ 10,275	$ 10,254	$ 36,842	$ 10,263	$ 8,858	$ 8,854	$ 8,867	$ 33,558	$ 8,981	$ 8,105	$ 32,416
Other Key Ratios/Data:												
Return on average equity [2]	18.56%	19.17%	17.97%	18.28%	18.59%	16.73%	19.40%	18.39%	18.82%	17.92%	18.46%	17.89%
Return on average assets [2]	1.43%	1.44%	1.42%	1.50%	1.54%	1.33%	1.59%	1.53%	1.53%	1.49%	1.50%	1.43%
Net interest margin [1]	3.89%	3.81%	3.97%	3.99%	4.01%	3.90%	4.01%	4.06%	4.28%	4.10%	4.26%	4.10%
Yield on average earning assets [1]	5.19%	5.10%	5.29%	5.42%	5.31%	5.23%	5.47%	5.69%	6.32%	5.95%	6.28%	7.50%
Cost of funds	1.52%	1.50%	1.54%	1.69%	1.54%	1.56%	1.73%	1.92%	2.40%	2.19%	2.37%	3.98%
Efficiency ratio [1]	50.21%	49.89%	50.53%	48.32%	45.66%	48.72%	49.92%	49.16%	48.20%	47.24%	49.08%	49.65%
Net noninterest expense ratio [2]	1.34%	1.29%	1.39%	1.17%	0.95%	1.14%	1.30%	1.29%	1.38%	1.23%	1.41%	1.34%
Full time equivalent employees - end of period	1,645	1,645	1,632	1,646	1,646	1,564	1,558	1,526	1,517	1,517	1,564	1,544
Number of bank offices	67	67	66	66	66	64	67	66	67	67	64	69

Note: Discussion of footnotes (1) and (2) are located at the end of this document.

Note: See the "Source of Information" Section Located at the End of this Document for a Discussion of the Data Included Herein.

	2004			2003					2002			2001
	June 30/YTD	2nd Quarter	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	Dec. 31/YTD
Parent Company Data:												
Parent investment in subsidiaries - end of period	$ 567,586	$ 567,586	$ 601,194	$ 554,585	$ 554,585	$ 496,455	$ 484,993	$ 465,245	$ 461,973	$ 461,973	$ 465,101	$ 426,598
Risk-Based Capital Data:												
Tier 1 capital	$ 541,386	$ 541,386	$ 524,685	$ 516,411	$ 516,411	$ 437,286	$ 424,664	$ 430,560	$ 434,583	$ 434,583	$ 432,771	$ 423,983
Tier 2 capital	56,686	56,686	56,628	56,404	56,404	49,164	49,124	48,020	47,929	47,929	47,919	47,745
Total capital	598,072	598,072	581,313	572,815	572,815	486,450	473,788	478,580	482,512	482,512	480,690	471,728
Risk-adjusted assets	$ 5,221,200	$ 5,221,200	$ 5,074,754	$ 5,020,253	$ 5,020,253	$ 4,611,014	$ 4,562,927	$ 4,419,041	$ 4,374,486	$ 4,374,486	$ 4,389,506	$ 4,256,106
Tier 1 capital / risk-based assets	10.37%	10.37%	10.34%	10.29%	10.29%	9.48%	9.31%	9.74%	9.93%	9.93%	9.86%	9.96%
Total capital / risk-based assets	11.45%	11.45%	11.45%	11.41%	11.41%	10.55%	10.38%	10.83%	11.03%	11.03%	10.95%	11.08%
Leverage ratio	7.97%	7.97%	7.93%	8.49%	8.49%	7.02%	6.99%	7.25%	7.32%	7.32%	7.28%	7.43%
Tangible capital ratio	6.07%	6.07%	6.31%	6.22%	6.22%	7.56%	7.36%	7.90%	7.97%	7.97%	7.93%	7.60%
Tangible equity / risk-based assets	7.84%	7.84%	8.39%	8.43%	8.43%	10.27%	10.35%	10.78%	10.87%	10.87%	10.95%	10.09%
Loan Performance Data:												
Nonaccrual loans:												
Commercial	$ 14,219	$ 14,219	$ 8,214	$ 5,986	$ 5,986	$ 6,667	$ 5,683	$ 5,342	$ 4,227	$ 4,227	$ 5,079	$ 9,601
Real estate - commercial	2,401	2,401	1,801	1,823	1,823	927	1,338	4,516	4,096	4,096	1,566	1,737
Real estate - construction	3,819	3,819	4,644	4,331	4,331	731	91	1,091	1,000	1,000	564	1,903
Real estate - 1-4 family	2,329	2,329	2,040	2,274	2,274	1,512	982	1,266	1,399	1,399	1,292	2,077
Direct consumer	1,853	1,853	1,839	1,401	1,401	1,313	927	1,047	1,203	1,203	1,071	894
Indirect consumer	-	-	166	115	115	292	402	334	600	600	416	635
Total nonaccrual loans	24,621	24,621	18,704	15,930	15,930	11,442	9,423	13,596	12,525	12,525	9,988	16,847
Renegotiated / restructured loans	-	-	-	7,137	7,137	7,219	7,328	-	-	-	-	-
Nonperforming loans	24,621	24,621	18,704	23,067	23,067	18,661	16,751	13,596	12,525	12,525	9,988	16,847
Foreclosed real estate	4,602	4,602	4,779	5,812	5,812	3,842	4,576	4,044	5,496	5,496	2,972	3,630
Nonperforming assets	29,223	29,223	23,483	28,879	28,879	22,503	21,327	17,640	18,021	18,021	12,960	20,477
Loans past due 90 days + and still accruing	4,160	4,160	6,977	3,384	3,384	4,806	5,723	7,497	3,307	3,307	9,820	5,783
Reserve for loan losses (RLL):												
RLL	$ 56,686	$ 56,686	$ 56,628	$ 56,404	$ 56,404	$ 49,164	$ 49,124	$ 48,020	$ 47,929	$ 47,929	$ 47,919	$ 47,745
Loan loss provision	4,333	2,405	1,928	10,805	3,075	2,660	2,540	2,530	15,410	4,235	3,020	19,084
Net charge-offs by category:												
Commercial	1,728	1,309	419	3,398	773	1,195	796	634	5,889	1,992	948	4,360
Real estate - commercial	259	26	233	224	67	4	165	(12)	570	105	187	3,119
Real estate - construction	321	321	-	244	749	-	(506)	1	1,123	50	15	-
Real estate - 1-4 family	13	7	6	138	9	31	20	78	87	45	17	124
Consumer	1,730	684	1,046	5,546	1,457	1,390	961	1,738	7,557	2,033	1,752	8,829
Total net charge-offs	4,051	2,347	1,704	9,550	3,055	2,620	1,436	2,439	15,226	4,225	2,919	16,432
NPA ratios:												
Nonperforming loans / loans	0.59%	0.59%	0.45%	0.57%	0.57%	0.53%	0.48%	0.40%	0.37%	0.37%	0.29%	0.50%
Nonperforming assets / loans + foreclosed real estate	0.70%	0.70%	0.57%	0.71%	0.71%	0.64%	0.61%	0.51%	0.53%	0.53%	0.38%	0.61%
Nonperforming assets / total assets	0.43%	0.43%	0.34%	0.42%	0.42%	0.36%	0.33%	0.29%	0.30%	0.30%	0.21%	0.36%
Loan loss ratios:												
RLL / loans	1.36%	1.36%	1.38%	1.39%	1.39%	1.41%	1.40%	1.40%	1.41%	1.41%	1.41%	1.42%
RLL / nonperforming loans	230.23%	230.23%	302.76%	244.52%	244.52%	263.46%	293.26%	353.19%	382.67%	382.67%	479.77%	283.40%
Net charge-offs to average net loans	0.20%	0.23%	0.17%	0.28%	0.35%	0.30%	0.17%	0.29%	0.45%	0.49%	0.34%	0.49%

Footnotes:

(1) Tax equivalent basis reflects federal and state tax benefits.

(2) Annualized based on the number of days outstanding for each period presented.

Source of Information:

The information and statistical data contained herein have been prepared by First Midwest Bancorp, Inc. and have been derived or calculated from selected quarterly and period-end historical financial statements prepared in accordance with accounting principles generally accepted in the United States. The balance sheet and income statement information contained herein as of each year end, and for the years then ended, are derived from financial statements and footnote information audited by Ernst & Young LLP, First Midwest's independent external auditors. The quarterly balance sheet and income statement information contained herein is derived from quarterly financial statements and footnote information upon which Ernst & Young LLP has rendered a Quarterly Review Report.

First Midwest Bancorp, Inc. is under no obligation to update, keep current or continue to provide the information contained herein. This information is provided solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or establish any business relationships with First Midwest Bancorp, Inc. or any of its subsidiaries.